Exhibit 99.1

Marine Harvest ASA (OSE:MHG, NYSE:MHG): Q2 2016 Trading update

Harvest volumes Q2 2016 (1)

Farming Norway	54 thousand tonnes
Farming Scotland	11 thousand tonnes
Farming Canada	11.5 thousand tonnes
Farming Chile	7 thousand tonnes
Other	3.5 thousand tonnes
Total	87 thousand tonnes

In connection with the presentation of the Q1 2016 results, Marine Harvest guided a total harvest volume of 90 thousand tonnes (GWE) for Q2 2016.

Note:
(1) The harvest volumes are provided in gutted weight equivalents (GWE). The figures include salmonid species only.

Additional information

Operational EBIT for the Group was approximately EUR 147 million (EUR/NOK 9.3366) in Q2 2016 (EUR 84 million in Q2 2015, EUR/NOK 8.5642).

Total operational EBIT per kg through the value chain were approximately as follows for the main sources of origin:

Norway	EUR	2.10
Scotland	EUR	0.45
Canada	EUR	2.35
Chile	EUR	- 0.25

Reported net interest bearing debt (NIBD) was approximately EUR 830 million (EUR/NOK 9.3074) at the end of the quarter.

The complete Q2 2016 report will be released on 18 August at 06:30 CET.

This press release may be deemed to include forward-looking statements, such as statements that relate to salmonid production volume.  Actual events could differ materially from those indicated by these statements because the realization of those events is subject to many risks and uncertainties. Factors that could affect actual events include risks associated with fluctuations in salmon prices, risks associated with the supply and demand of salmon, including global economy, salmon prices and consumer preferences and operational risks, in particular those relating to our cost in Norway. All forward-looking statements included in this news release are based on information available at the time of the release, and Marine Harvest assumes no obligation to update any forward- looking statement.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.